February 7, 2006
Stephen Krikorian
Accounting Branch Chief
Office of Computers and On Line Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 001-10147
Dear Mr. Krikorian,
Pursuant to our conference call with the Staff on January 11, 2006, the company has prepared a supplement to its white paper dated November 21, 2005. The purpose of this supplement is to discuss the application of alternative accounting models to SOP 97-2 and alternatives in the application of SOP 97-2 to the company’s multiple element software arrangements.
Please contact our counsel, John Huber of Latham and Watkins LLP at (202) 637-2242 regarding any additional questions or comments regarding this response.
Sincerely,
/s/Gregory T. Geswein
Gregory T. Geswein
Senior Vice President and Chief Financial Officer
cc:   Division of Corporation Finance
Craig C. Olinger, Deputy Chief Accountant
Craig Wilson, Senior Assistant Chief Accountant
Thomas Ferraro, Senior Staff Accountant
Christopher J. White, Staff Accountant
Office of the Chief Accountant
Gerald A. Lopez, Associate Chief Accountant
Pamela R. Schlosser, Professional Accounting Fellow
Jeffrey S. Kessman, Assistant Chief Accountant
Latham & Watkins, LLP
John Huber, Esq.

Supplement to the Company’s November 21, 2005
White Paper on Revenue Recognition Policy
Regarding Multiple Element Arrangements

1. INTRODUCTION
In the company’s November 21, 2005 white paper, the company concluded that its multiple element arrangements consist of two separate units of accounting (i.e., One-Time Revenues and Recurring Maintenance Services) and that it should apply SOP 97-2 to each of these two units of accounting. The application of SOP 97-2 to the two units of accounting was illustrated by applying it to a sample transaction that is described on pages 5 – 6 of the white paper.
Pursuant to the Staff’s request, the company considered the impact of applying accounting models other than SOP 97-2 to its multiple element arrangements. This supplement to the white paper discusses the company’s considerations regarding the application of alternative accounting models to SOP 97-2 and alternatives in the application of SOP 97-2 to the two units of accounting in the company’s multiple element arrangements. The same sample transaction that was used in the white paper will be used in this supplemental white paper to illustrate the application of alternative accounting models to the company’s multiple element arrangements.
2. SUMMARY OF CONCLUSIONS
On pages 2 — 4 of the white paper, the company described its primary business of providing integrated software solutions and services to automobile dealers. As a total solution provider, the company provides its customers with hardware, software, hardware installation services, software training services, hardware maintenance and Software Support. Approximately 90 percent of the company’s multiple-element arrangements contain all elements mentioned above. In the final analysis, the company’s customers do business with the company to purchase the company’s total integrated software solution, including related services. In management’s view, software revenue recognition, as promulgated under SOP 97-2, is the most appropriate accounting model for the company’s revenue transactions.
SOP 97-2 precedes SAB Topic 13, by two years. Prior to the promulgation of SOP 97-2, the company had followed SOP 91-1, Software Revenue Recognition, since its adoption in 1991. In substance, the company sells software, re-sells hardware to operate its software products, and provides services to: install the hardware to operate the company’s software; implement the software; train customers’ personnel in the use of the software; and, maintain and support the software. While the company provides its customers with a total solution, the company is essentially a software vendor, and therefore, the company properly adopted and has followed SOP 91-1 and SOP 97-2. In the judgment of management, SOP 97-2 is the most appropriate generally accepted accounting principle (“GAAP”), and SOP 97-2 addresses all of the necessary accounting for the elements of the Company’s multiple-element revenue arrangements.
Therefore, after considering the alternative accounting models and conclusions in this document, management continues to believe that the revenue recognition policy proposed in the white paper is the most acceptable policy under GAAP and is appropriate for the company’s transactions.
After consideration of the alternative accounting models described in this white paper supplement, the company believes there is also a basis for the application of SAB Topic 13 which provides a revenue recognition model that is representative of the company’s earnings process for its multiple element arrangements.
The company has reviewed this white paper supplement with its Audit Committee and with its independent registered accounting firm, Deloitte & Touche LLP.
3. ALTERNATIVE ACCOUNTING MODELS TO SOP 97-2
Consideration of SAB Topic 13
Application of SAB Topic 13 to the Overall Arrangement
As previously mentioned, in the white paper the company determined that it had two units of accounting, One-Time Revenues and Recurring Maintenance Services. The company also considered whether there was a basis for applying the revenue recognition provisions of SAB Topic 13 to the company’s multiple element arrangements on an overall transaction basis.
In the company’s situation, one could argue that our customers are purchasing one item, a computer solution. Included in this solution are various components, such as hardware, software, and services. The company’s customers view the company as a total integrated solution provider, not a software vendor. The company’s marketing approach focuses on providing customers one-stop shopping for their information technology solution. The company provides hardware, hardware installation services and hardware maintenance, as well as network services, in addition to software and software-related services. This approach provides a “one stop shop” to customers for all their IT requirements and provides one point of contact when these IT requirements necessitate attention.
The following statements, taken from the company’s website, demonstrate the company’s commitment to be a total integrated solution provider for our customers.
Profile
Reynolds and Reynolds provides award-winning product, service, and training solutions that include a full range of retail and enterprise management systems, Web and Customer Relationship Management (CRM) solutions, learning and consulting services, documents, data management and integration, networking, and hardware leasing services.
Our Value to Customers
We deliver integrated solutions that help automotive retailers grow, manage change and improve profitability. We are in the business of helping automobile dealers sell cars and take care of customers.
24/7 Customer Support
Backing up our solutions is our award-winning Technical Assistance Center (TAC) supporting more than 10,000 systems and a half million peripherals. Our TAC provides industry-recognized, best-in-class, customer service, support and maintenance to customers worldwide.

Our customer support team also earned its fifth consecutive Software Technical Assistance Recognition (STAR) award and a Lifetime Achievement Award from Service & Support Professionals Association. The recognition elevated Reynolds and Reynolds to a distinction achieved by only a handful of companies around the world.
We consistently earn recognition in the eyes of customers and peers for superior technical assistance and customer service.
View One
Accordingly one way to view this arrangement is to evaluate the characteristics of the arrangement on an overall basis and analyze whether the overall arrangement is subject to general revenue recognition principles. If so, the arrangement should be evaluated under EITF 00-21 to determine whether the various elements may be separated into different units of accounting.
Once the arrangement is separated into two units of accounting pursuant to EITF 00-21, if the units of accounting are comprised of deliverables subject to different accounting literature, the characteristics of the overall transaction should be used to determine what accounting guidance to follow.
SAB Topic 13 states that in the absence of authoritative literature addressing a specific arrangement or a specific industry, the Staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework that contain basic guidelines for revenue recognition. Therefore one may conclude that the lack of specific guidance might require the company to apply the broad revenue recognition criteria in FASB Concept Statement No. 6 as interpreted by SAB Topic 13.
View Two
Another manner in which to evaluate the transaction on an overall basis would be to evaluate the significance of the fair values of the items subject to SOP 97-2 and the items not subject to SOP 97-2. Because One-Time Revenues contained SOP 97-2 fair values in excess of the fair values of the non-SOP 97-2 items, and Recurring Maintenance Services contain SOP 97-2 total list prices in excess of the non-SOP 97-2 items (as discussed on pages 6 and 7, respectively, of this memo) one might consider the overall transaction to be a SOP 97-2 transaction.
View Three
Alternatively, one could look at the overall transaction and conclude that the inclusion of a software deliverable that is more than incidental to the unit of accounting as a whole requires the application of SOP 97-2. This view seems to be supported by paragraph 2 of SOP 97-2, which states, in part:
This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. It should be applied to those activities by all entities that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that is incidental to the products or services as a whole. [Footnote reference omitted]

View Four
The final view that the company considered when evaluating the transaction on an overall basis was other sources of GAAP that might provide accounting guidance for elements that contain items covered under different accounting pronouncements. The guidance provided on pages 10.52 and 10.53 of the 2006 Miller Revenue Recognition Guide suggests that general revenue recognition principles apply to the bundled arrangement (SAB Topic 13) because the arrangement contains both SOP 97-2 and non-SOP 97-2 elements. Pages 10.52 and 10.53 of this guide states in part:
... separation of a multiple-element arrangement that includes SOP 97-2 software and software-related elements and non-SOP 97-2 elements should be based on the guidance in EITF 00-21. If the application of EITF 00-21 results in a conclusion that the elements should not be separated, the general revenue recognition principles apply to the bundled arrangement (for an SEC registrant, this would be SAB Topic 13). In other words, SOP 97-2 should not be applied to determine when revenue should be recognized since the bundled group of elements does not fall within the scope of SOP 97-2.
Application of SAB Topic 13 to the Previously Identified Units of Accounting
The company considered whether there was a basis for applying the revenue recognition provisions of SAB Topic 13 to the two units of accounting in its multiple element arrangements. The company is an SEC registrant and therefore is required to follow the provisions of SAB Topic 13. Furthermore, higher level generally accepted accounting principles (GAAP) do not provide specific guidance regarding the accounting for combined units of accounting that consist of deliverables that, if accounted separately, would be subject to different accounting pronouncements. Paragraph 10 of EITF 00-21 provides general guidance, as follows:
The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.
In the company’s situation, the One-Time Revenues unit of accounting consists of hardware (in cash transactions), and hardware installation services which are subject to SAB Topic 13 and software and software training services which are subject to SOP 97-2. The company’s Recurring Maintenance Services unit of accounting consists of hardware maintenance services which are subject to FTB 90-1 and software support services that are subject to SOP 97-2.
View One
Since both units of accounting consist of elements that are subject to SOP 97-2 and elements that are not subject to SOP 97-2, it may be concluded that SOP 97-2 itself does not provide guidance regarding the appropriate revenue recognition for the two combined units of accounting. SAB Topic 13 states that in the absence of authoritative literature addressing a specific arrangement or a specific industry, the Staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework that contain basic guidelines for revenue recognition. Therefore one may conclude that the lack of specific guidance might require the company to apply the broad revenue recognition criteria in FASB Concept Statement No. 6 as interpreted by SAB Topic 13.
View Two
Another view may be to consider the customer’s perspective in determining what accounting guidance should be applied to the One-Time Revenue and Recurring Maintenance Services units of accounting. Under this view the combined unit of accounting should be subject to SOP 97-2 if the customer believes he/she is acquiring a software product. On the other hand, if the customer believes he/she is acquiring a total solution then the combined unit of accounting should be accounted for under SAB Topic 13.
As previously discussed the company’s customers view the company as a total solution provider, not a software vendor. Therefore, one may conclude that in the company’s case, SAB Topic 13 should be applied to the One-Time Revenues and Recurring Maintenance Services combined units of accounting because the company’s customers do not view the system as merely a software product.
View Three
A third view may be to consider the significance of the elements included in the combined unit of accounting. Under this view, if the majority of the combined unit of accounting consists of SOP 97-2 elements, that guidance should be applied to the entire unit of accounting. On the other hand if the majority of the elements in the combined unit of accounting consist of non-SOP 97-2 elements, SAB Topic 13 should be applied to the combined unit of accounting. Under this view, the company considered whether the relative fair value of non-SOP 97-2 elements exceeded the relative fair vale of SOP 97-2 elements and if this would lead the company to apply the SAB Topic 13 accounting model.
As it relates to the One-Time Revenues unit of accounting, the relative fair values for software and software training services represent approximately 60 percent of the consideration allocated to the One-Time Revenues unit of accounting. This information was obtained from a sample of 2004 and 2005 revenue transactions.1 The company is in the process of creating a stratified sample that accounts for variability in transaction amounts for the 2002 – 2005 fiscal years. The sample sizes range between 390 and 437 transactions each year. For every transaction selected, the company is in the process of determining the fair value for each deliverable in the company’s multiple element arrangements, according to EITF 00-21. The company totaled the fair values of

[1] The company is using a stratified sample of approximately 400 transactions for each year (2002 – 2005) to perform the relative fair value allocation to determine the amount of leased hardware revenue. The company preliminarily estimates that leased hardware revenue is between $25 million and $35 million per year. The company is also using the same sample to validate the period of time required to perform software training services. The company has not determined if there will be any effect from the timing of software training services. The company selected separate samples of 100 transactions per year (2002 – 2005) to estimate the additional lease revenue from operating leases that begin after the maturity of the original sales-type lease. The company preliminarily estimates this additional revenue to be $1.4 million to $1.7 million per year.

the deliverables in the samples to determine that over 60% of the fair values for One-Time Revenues related to software and software-related deliverables.
Following the accounting guidance in SOP 97-2 for the One -Time Revenue unit of accounting, because the SOP 97-2 elements represent the majority of the value, is also consistent with the guidance in Question 10-1 in the Ernst & Young publication entitled, Revenue Arrangements with Multiple Deliverables – EITF 00-21, which states, in part:
... it may be inappropriate to apply a revenue recognition model based on the final deliverable included in the arrangement when one deliverable included in the arrangement clearly comprises the majority of the value of the overall combined unit of accounting (that is, it is the predominant deliverable included in the arrangement). In such cases, it may be appropriate to recognize revenue for the combined unit of accounting based on the revenue recognition guidance otherwise applicable to the predominant deliverable. [Emphasis Added.]
Therefore, this view will support the company’s original conclusion that SOP 97-2 should be applied to the One-Time unit of accounting.
As it relates to Recurring Maintenance Services, the company believes the primary value to the customer of the Recurring Maintenance Services is software updates and technical support to aid in using the software. Additional support for this position is evidenced by the fair values accumulated in the company’s sampling process. The company established VSOE of fair value for Recurring Maintenance Services. The median sales price (as a percentage of list price) when applied to the list prices for software support and hardware maintenance, shows software support with over 60% of the aggregate list price and hardware maintenance with less than 40% of the aggregate list price of Recurring Maintenance Services. Additionally, hardware maintenance could be provided by a third party vendor because the company uses standard hardware products. However, only the company can provide the software updates (which, in part, keep software compliant with legal and automobile manufacturer requirements) and technical support offered in the software support agreements. Therefore, this view will support the company’s original conclusion that the Recurring Maintenance Services should be accounted for under SOP 97-2.
View Four
A fourth view, may be that the inclusion of a software deliverable that is more than incidental to the unit of accounting as a whole requires the application of SOP 97-2. This view seems to be supported by paragraph 2 of SOP 97-2, as previously cited. This view is also consistent with the company’s conclusions on pages 6 and 7 of the white paper.
View Five
Finally, the company considered other sources of GAAP that might provide accounting guidance for elements that contain items covered under different accounting pronouncements. The company considered guidance provided on pages 10.52 and 10.53 of the 2006 Miller Revenue Recognition Guide which are cited above.

Application of this guidance would require the company to apply the provisions of SAB Topic 13 to both the One-Time Revenues and the Recurring Maintenance Services units of accounting.
Consideration of FASB Technical Bulletin 90-1
The company also considered whether FTB 90-1 would be the appropriate accounting guidance to apply to its Recurring Maintenance Services unit of accounting. FTB 90-1 states, “Revenues from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those instances in which sufficient historical evidence indicates that the cost of performing services under the contract are incurred on other than straight-line basis.” FTB 90-1 also states, “A contract is separately priced if the customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of the product.”
On pages 12 – 13 of the white paper, the company determined that Recurring Maintenance Services, consisting of both hardware maintenance and software support, represented a single unit of accounting under EITF 00-21. This single unit of accounting consists of an SOP 97-2 element, software support, and a non-SOP 97-2 element, hardware maintenance.
View One
One view might be to apply the guidance in FTB 90-1 because it applies to the hardware maintenance which is included within the Recurring Maintenance Services.
View Two
As discussed above, it may be argued that the Recurring Maintenance Services unit of accounting consists of elements that are subject to SOP 97-2 and elements that are not subject to SOP 97-2 and therefore it may be concluded that SOP 97-2 itself does not provide guidance regarding the appropriate revenue recognition for the Recurring Maintenance Services unit of accounting. SAB Topic 13 states that in the absence of authoritative literature addressing a specific arrangement or a specific industry, the Staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework that contain basic guidelines for revenue recognition. Therefore one may conclude that the lack of specific guidance might require the company to apply the broad revenue recognition criteria in FASB Concept Statement No. 6 as interpreted by SAB Topic 13 to the Recurring Maintenance Services unit of accounting.
View Three
Another view may be to consider the customer’s perspective in determining what accounting guidance should be applied to a combined unit of accounting. See the discussion on page 5 regarding Recurring Maintenance Services list prices for SOP 97-2 deliverables and non-SOP 97-2 deliverables. Under this view one would conclude that SOP 97-2 should be applied to the Recurring Maintenance Services unit of accounting because the company’s customers perceive the majority of the value to come from the Software Support services.
View Four

Another view may be that the inclusion of a software deliverable that is more than incidental to the unit of accounting as a whole requires the application of SOP 97-2. This view supports the company’s conclusions on pages 6 and 7 of the white paper.
On pages 28 – 29 of the white paper the company discussed revenue recognition under FTB 90-1 and SOP 97-2 for its Recurring Maintenance Services. Revenue is recorded the same under each approach. That is ratably over the period in which Recurring Maintenance Services are provided.
Impact on the Separation of Units of Accounting under EITF 00-21 if SAB Topic 13 or FTB 90-1 is applied To One or Both Units of Accounting
As described in the white paper the company concluded that it should follow the guidance in SOP 97-2 to determine whether the Recurring Maintenance Services qualify as a separate unit of accounting from the One-Time Revenue elements. The company concluded that application of the SOP 97-2 separation criteria is the appropriate guidance to follow because both the One-Time Revenue unit of accounting and the Recurring Maintenance Services are subject to SOP 97-2. This conclusion is consistent with the guidance in paragraph 4(a)(i) of EITF 00-21 which states in part:
If higher-level literature provides guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate units of accounting, the arrangement or the deliverable(s) in the arrangement that is within the scope of that higher-level literature should be accounted for in accordance with the relevant provisions of that literature rather than the guidance in this Issue.
If however, one were to conclude that one of or both the units of accounting are subject to SAB Topic 13, as required by paragraph 4(a)(iii) of EITF 00-21, the guidance in EITF 00-21 should be applied to determine whether the Recurring Maintenance Services qualify as a separate unit of accounting. We have concluded that the One-Time Revenue elements would qualify as a separate unit of accounting under paragraph 9 of EITF 00-21. We note to the Staff that in reaching this conclusion, we considered two possible interpretations (as discussed below) of paragraph 9(a) of EITF 00-21 regarding “value to the customer on a stand-alone basis” as it relates to the software element. We do not believe that the contractual restriction on the customer’s ability to resell the software license should lead to a conclusion that the software does not have stand-alone value. This interpretation is supported by the Question 9(a)-3 from Ernst & Young’s publication, entitled, Revenue Arrangements with Multiple Deliverables – EITF 00-21, which states in part:
If a customer is contractually precluded from reselling a deliverable, this may indicate that the deliverable does not have standalone value to the customer. In such instances, the customer would be contractually precluded from being able to recover a substantial portion of the original fair value of the delivered item through resale (see FAQ 9(a)-1).
Determining when such a contractual provision precludes a vendor from concluding that a delivered item has standalone value will be dependent upon the applicable facts and circumstances, and will require the use of professional judgment. However, the following factors may indicate that a delivered item has standalone value even if the customer is precluded from resale:
•	The delivered item can be used by the customer for its intended purpose without receipt of the undelivered items included in the arrangement.

•	The vendor has provided a significant discount from fair value to the customer, and does not want the customer to resell the delivered item at a profit.

•	The customer has obtained the right to use intellectual property routinely licensed by a vendor on a non-exclusive basis to multiple customers. In such cases, the vendor may prohibit customers from sublicensing the intellectual property to protect its ability to generate revenues from licenses to future customers. [Emphasis Added.]
Since, the company has been able to establish VSOE of fair value for its Recurring Maintenance Services, the criterion in paragraph 9(b) of EITF 00-21 has been met. Lastly, there is no general right of return in our arrangements and therefore the criterion in paragraph 9(c) has also been met. Accordingly, the One-Time Revenue elements will qualify as a unit of accounting separate from the Recurring Maintenance Services.
View One
Under this interpretation our arrangements consist of two combined units of accounting (i.e. the One-Time Revenues and Recurring Maintenance Services) consistent with the conclusions reached in the white paper.
On page 11 of the white paper, we indicated that software did not meet the criteria in paragraph 9 of EITF 00-21. Upon further review and consideration we believe the software does meet the criteria in paragraph 9 of EITF 00-21 for the reasons described above. However, we also note that the proposed revenue recognition policy described in the white paper remains unchanged, regardless of the paragraph 9 interpretation, due to the application of paragraph 14 of EITF 00-21 as described on page 18 of the white paper.
View Two
A different interpretation of the application of the criteria in paragraph 9 of EITF 00-21 may result in a conclusion that the One-Time Revenue element does not qualify as a separate unit of accounting. Specifically, one might argue that the criterion in paragraph 9(a) of EITF 00-21 is not met because based on the company’s knowledge, there is not any other vendor that separately sells solutions similar to the solution sold by the company (i.e., no other vendor sells the solution without bundling it with Recurring Maintenance Services). Also, the customer is prohibited from selling the solution because the software licensing agreement is not assignable. This interpretation is also consistent with the guidance provided in Question 9(a)-1 in KPMG’s publication entitled, Accounting for Revenue Arrangements with Multiple Deliverables – An analysis of EITF 00-21, which states in part:
The criterion [in paragraph 9(a) of EITF 00-21] also would not be met if the customer is legally precluded from reselling the delivered item under the terms of the contract or as a matter of law.

Therefore under this interpretation, the One-Time Revenue elements should be combined with the Recurring Maintenance Services as required by paragraph 10 of EITF 00-21 and accounted for as a single combined unit of accounting.
This view assumes that the One-Time Revenue unit of accounting should be treated as a single deliverable in determining whether such delivered item has stand-alone value as described in paragraph 9(a) of EITF 00-21. This assumption can also be supported by the following excerpts from Example 6 in EITF 00-21:
The license deliverable does not meet the first criterion for separation. The license deliverable does not have standalone value to Pharma. Because Drug B has not yet been developed, the license is of no value to Pharma without the ensuing research and development activities using Technology A, which is proprietary to Biotech. Likewise, Pharma could not sell the license on a standalone basis to another party (that is, without Biotech agreeing to provide the research and development activities for that other party).
On a combined basis, however, the license and research and development activities have value on a standalone basis. That is, Biotech, in similar arrangements, has sold the license and research and development separately from the manufacturing process. Additionally, Pharma could sell that combined unit of accounting to another party. [Emphasis added]
Impact of VSOE of Fair Value on the Separation of Units of Accounting under EITF 00-21
A key difference between the separation criteria of SOP 97-2 and EITF 00-21 is the concept of VSOE of fair value. Under SOP 97-2 an entity is required to allocate arrangement consideration to units of accounting based on VSOE of fair value. Under EITF 00-21, an entity is however permitted to allocate arrangement consideration based on objective and reliable evidence of fair value if VSOE of fair value does not exist.
Paragraphs 12 and 16 of EITF 00-21 states, in part:
12. If there is objective and reliable evidence of fair value (as discussed in paragraph 16) for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values (the relative fair value method) ... [Emphasis added]
16. The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Fair value evidence often consists of entity-specific or vendor-specific objective evidence (VSOE) of fair value. As discussed in paragraph 10 of SOP 97-2, VSOE of fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace). The use of VSOE of fair value is preferable in all circumstances in which it is available. Third-party evidence of fair value (for example, prices of the vendor’s or any competitor’s largely interchangeable products or services in sales to similarly situated customers) is acceptable if VSOE of fair value is not available.
Since the company has concluded that it is able to establish VSOE of fair value for Recurring Maintenance Services it will be required to use VSOE of fair value to allocate revenue to Recurring Maintenance Services under EITF 00-21. Therefore, the company does not believe that the separation of the arrangement into separate units of accounting will differ depending on whether the provision of SOP 97-2 or EITF 00-21 is applied.
If however, one were to conclude that VSOE of fair value for Recurring Maintenance Services does not exist, the company would be unable to separate the One-Time Revenue elements from the Recurring Maintenance Services under the provisions of SOP 97-2. This would result in all One-Time Revenue, except hardware in a lease transaction, being deferred over the period in which Recurring Maintenance Services are performed. This deferral would occur in spite of the fact that the company delivered significant economic value to its customers. A different conclusion could however be reached if the provisions of EITF 00-21 are applied instead of SOP 97-2 because the company may be able to obtain objective and reliable evidence of fair value even though it has been unable to establish VSOE. One method to establish objective and reliable evidence of fair value would be to demonstrate that a significant concentration of separate sales of Recurring Maintenance Services fall within a reasonable range, even though the percentage within the range is less than required to establish VSOE of fair value.
The company believes that a concentration of separate sales of Recurring Maintenance Services within a reasonable range of the median price would constitute objective and reliable evidence of fair value. As a result, the company would not be required to defer one-time revenues over the period in which Recurring Maintenance Services are performed in the event that the high threshold required in order to establish VSOE of fair value were not met in a particular period.
Revenue Recognition following SAB Topic 13
In many ways the revenue recognition criteria of SAB Topic 13 is similar to the revenue recognition criteria of SOP 97-2.
SAB Topic 13 states, “The Staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.”
SAB Topic 13 also states, “Some revenue arrangements contain multiple revenue generating activities. The Staff believes that the determination of the units of accounting within an arrangement should be made prior to the application of the guidance in this SAB Topic by reference to the applicable accounting literature.” EITF 00-21 is the applicable accounting literature to determine the units of accounting. The company discusses the determination of its units of accounting following EITF 00-21 for lease transactions on pages 9 – 16 of the white paper and throughout its supplemental response dated December 19, 2005. The company also discusses the allocation of consideration to these units of accounting in lease transactions on pages 16 – 22 of the white paper. Relevant information for cash sales is discussed on pages 30-31 of the white paper.
Two Units of Accounting (i.e., One-Time Revenues and Recurring Maintenance Services)
If it is concluded that the One-Time Revenues and Recurring Maintenance Services qualify as two separate units of accounting and SAB Topic 13 is applied to each unit of accounting, the company does not believe the revenue recognition for such units of accounting would be different than the revenue recognition as described in the white paper under SOP 97-2. As discussed in the white paper, revenue recognition should not commence prior to the commencement of the software training services because paragraph 14 of EITF 00-21 prohibits the allocation of any arrangement consideration to such elements.
Application of a proportionate performance model is appropriate under SAB Topic 13 for service transactions. Therefore, recognizing the arrangement consideration allocated to the One-Time Revenues unit of accounting ratably as the training services are performed is appropriate under SAB Topic 13 and also consistent with the conclusions reached under SOP 97-2. We believe this conclusion is supported by the following guidance published under, Current Accounting and Disclosure Issues in the Division of Corporation Finance, on the Staff’s website:
Nonetheless, long-term service contracts are not substantially different from other revenue arrangements. In determining whether delivery has occurred, registrants should pay careful attention to the terms of the arrangement, specifically the rights and obligations of the service provider and the customer. Provided all other revenue recognition criteria have been met, the revenue recognition method selected should reflect the pattern in which the obligations to the customer are fulfilled. [Emphasis added]
For example, in situations where a registrant cannot apply SOP 81-1 to their service contracts, a revenue recognition model that recognizes revenue as the service is performed using a proportional performance model, as contemplated by SAB Topic 13, is an often acceptable model. An output-based approach would generally be utilized. An input-based approach may be acceptable where the input measures are a reasonable surrogate for output measures. However, a cost-to-cost approach to revenue recognition is generally not appropriate outside the scope of SOP 81-1 since it rarely gives a good estimate of proportional performance.
Application of a proportionate performance method is also supported by the FASB Invitation to Comment, Accounting for Certain Service Transactions, published in October 1978. Paragraph 10 of this document states in part:

10. Revenue from service transactions should be recognized based on performance, because performance determines the extent to which the earnings process is complete or virtually complete. Performance is the execution of a defined act or acts or occurs with the passage of time. Accordingly, revenue from service transactions should be recognized as follows:
(b) Proportional performance method – Performance consists of the execution of more than one act and revenue should be recognized based on the proportionate performance of each act.
Accordingly, the company concluded that application of SOP 97-2 or SAB Topic 13 to the One-Time Revenue unit of accounting would not yield different revenue recognition models.
As discussed below, the company also concluded that application of either SAB Topic 13 or FTB 90-1 to the Recurring Maintenance Services unit of accounting would yield a revenue recognition model that is the same as the model resulting from the application of SOP 97-2.
One Unit of Accounting
As discussed above, one might conclude that the One-Time Revenue element does not qualify as a separate unit of accounting under EITF 00-21. Therefore, all arrangement consideration should be allocated to the combined unit of accounting (i.e. One-Time Revenue element and Recurring Maintenance Services). If SAB Topic 13 is applied to this single unit of accounting the consideration allocated to this single unit of accounting should be recognized on a straight-line basis over the contractual period or, if longer, the expected period during which the services will be provided (including renewals). This is consistent with the guidance in Question 2 of Section 3.f of SAB Topic 13, which states in part:
The Staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. [Footnote reference omitted]
Alternatively, if one were to conclude that FTB 90-1 is the appropriate guidance to apply to the one unit of accounting, the arrangement consideration that would be allocated to this unit of accounting should be recognized on a straight-line basis over the contractual period as required by paragraph 3 of FTB 90-1, which states:
Revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Both the application of SAB Topic 13 and FTB 90-1 discussed above would result in a revenue recognition model that is the same as the model that would result from application of SOP 97-2 to this single unit of accounting.
4. AREAS REQUIRING JUDGMENT WITHIN SOP 97-2
In applying SOP 97-2, management was required to make judgments. At the Staff’s request, the company has considered alternative conclusions for the judgments set forth below.
Judgments Related to Establishing VSOE of Fair Value for Recurring Maintenance Services
Substantive Renewal Rate
As set forth on pages 13 and 14 of the white paper, the company concluded that a 10-month renewal period for its Recurring Maintenance Services is a substantive renewal term for its pre-October 2004 arrangements. In reaching this conclusion the company considered the following circumstances that would indicate the renewal rate is non-substantive as listed in TPA 5100.54, Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition (TPA 5100.54):
•	The period of initial (bundled) PCS services is relatively long compared to the term of the software license.

•	The aggregate PCS renewal term is less than the initial (bundled) PCS period.

•	A PCS renewal rate that is significantly below the vendor’s normal pricing practices in combination with a time-based software license that is for a relatively short period
As part of its master agreement, the company grants a customer a perpetual license to the software, while the initial non-cancellable bundled Recurring Maintenance Service period in our pre-October 2004 arrangements is merely 60 days. Therefore, the initial bundled PCS period is NOT relatively long compared to the software license. The aggregate renewal period of 10 months is also longer than the initial bundled period of 60 days and the Recurring Maintenance Renewal rate is generally consistent with our normal pricing practices. Therefore, none of the indicators in TPA 5100.54 are present in the company’s arrangements. Accordingly, we concluded that the renewal rate and term are substantive.
Alternatively, one might conclude that the 10-month renewal period is non-substantive because it is less than one full year. This argument may be supported by analogy to TPA 5100.53 Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition (TPA 5100.53). One might also conclude that providing the customer the ability to cancel the contract with 60-days written notice during the initial term of price guarantee does not constitute a renewal rate.
If the renewal rate is not considered to be substantive, the company would be required to analyze the separate sales of Recurring Maintenance Services to establish VSOE of fair value for Recurring Maintenance Services (see following section for a discussion of the analysis of separate sales). The company has concluded that it is able to establish VSOE of fair value based on an analysis of separate sales. Therefore, a conclusion that the renewal rates in the company’s pre-October 2004 arrangements are non-substantive would not result in a conclusion that VSOE of fair for Recurring Maintenance Services does not exist. The company would however, need to defer a portion of the One-Time Revenue consideration for arrangements in which the renewal rates are at a discount from VSOE as established based on the analysis of separate sales prices.
Analysis of Separate Sales
As set forth on pages 13 – 16 of the white paper, the company concluded that it established VSOE of fair value for Recurring Maintenance Services because a significant portion of its separate sales of Recurring Maintenance Services fall within a reasonable range from the median sales price (as a percentage of list price). Specifically the company established a policy under which it concluded that VSOE of fair value exists if more than 75% of its separate sales of Recurring Maintenance Services fall within a range for which the lowest and highest price (as a percentage of list price) in the range do not vary by more than 20% from the median price (as a percentage of list price) in the range. The specific percentages, of transactions that fall within this reasonable range for fiscal years 2001 through 2005, range between *% and *% and are listed on page 15 of the white paper. Therefore, the company concluded that VSOE of fair value has been established because there is a significant concentration of prices around the median sales price, as a percentage of list prices.
Alternatively the company might apply a different threshold to establish VSOE such as the threshold described in KPMG’s publication entitled, Software Revenue Recognition: An Analysis of SOP 97-2 and Related Guidance (Second Edition) (The KPMG publication). The KPMG publication states that, “a range of prices of the separate sales of an element within a stratum for which the highest and lowest price within the range are not more than 15% from the median price in the range and that range includes an amount approaching 80% of the sales transactions for that stratum, may be a reasonable range of prices to represent that VSOE of fair value for the element exists for transactions within that stratum.”
Applying the guidance in the KPMG publication to the company’s population of separate sales of Recurring Maintenance Services provides the results listed below. It should be noted that for each year the range that included the highest concentration of sales prices was the range between *% and *% of list price.

	Net Sales Price						Percentage of Recurring
	as a Percent of List Price						Maintenance Services Revenues
	-15%		Midpoint		+15%		Sold Separately Within Range

2001	*	%	*	%	*	%	*	%
2002	*	%	*	%	*	%	*	%
2003	*	%	*	%	*	%	*	%
2004	*	%	*	%	*	%	*	%
2005	*	%	*	%	*	%	*	%

*	Supplementally submitted under separate cover to the Staff of the Commission.
If the company applied the guidance in the KPMG publication to its separate sales of Recurring Maintenance Services, the company would still be able to establish VSOE of fair value because an amount in excess of 80% of its separate sales of Recurring Maintenance Services fall within a range for which the lowest and highest price (as a percentage of list price) in the range do not vary by more than 15% from the midpoint (as a percentage of list price) in the range for all years. The company concluded that VSOE of fair value has been established because there is a significant concentration of prices around the midpoint sales price (as a percentage of list price) of the range that contains the highest concentration of sales prices (as a percentage of list price) for all years. While the analysis of separate sales demonstrates that VSOE of fair value has been established, establishing VSOE of fair value by this method, as opposed to a renewal rate, will result in outlier transactions, as described below. Additionally, applying the tighter range prescribed in the KPMG publication will result in more outlier transactions than the method described in the white paper.
Treatment of Sales Prices That Fall Below the Lower Limit of the Reasonable Range of Sales Prices (Outliers)
On page 21 of the white paper, the company discusses the treatment of outlier transactions for which the sales prices for Recurring Maintenance Services fall below the lower limit of a reasonable range of sales prices. The company proposed deferring an amount of One-Time Revenue equal to the difference between the actual sales price (as a percentage of list price) and the lower limit of the range nearest to the stated price (as a percentage of list price). This amount would be recognized as revenue over the period in which Recurring Maintenance Services are performed.
Alternatively, for transactions in which the sales price falls below the lower limit of the reasonable range of sales prices the company might defer an amount equal to the difference between the stated price (as a percentage of list price) and the midpoint of the reasonable range (as a percentage of list price). This alternative approach is also an acceptable alternative described in the KMPG publication. According to the KPMG publication, this allocation is an accounting policy election and should be applied consistently to all of the vendor’s arrangements, regardless of product or customer. The theory behind this methodology is that revenues should be recorded at fair value. Sales prices falling within the range are considered to be at fair value and the discount from list price is not considered significant. However, if the sales prices fall below the lower limit of the reasonable range, the discount from list price is considered significant and is compared to fair value to determine the adjustment. The best estimate of fair value is considered the midpoint of the range.
If this alternative approach were followed, the effect would be to defer more One-Time Revenue than under the model proposed in the white paper. The amount deferred would still be recognized over the period in which Recurring Maintenance Services are performed.
Interpretation of Paragraph 12 of SOP 97-2

On pages 19-20 of the white paper, the company discusses the application of paragraph 12 of SOP 97-2 and concluded that application of the residual method to allocate revenue to the software training services unit of accounting is appropriate because while the company is performing the software training services only one undelivered element remains (i.e. Recurring Maintenance Services).
An alternative interpretation of paragraph 12 of SOP 97-2 may preclude the application of the residual method until software training services have been completed. This conclusion may be reached because the company is unable to establish VSOE of fair value for software training services. Therefore, if the software training services are considered an undelivered element, until such software training services are completed, SOP 97-2 will prohibit the application of the residual method. Under this interpretation, the company would be required to defer all revenue until the software training services have been completed. Once the software training services have been completed the company could apply the residual method because it has VSOE of fair value for the only remaining undelivered element (i.e., Recurring Maintenance Services). Accordingly, under this interpretation of paragraph 12 the company would recognize the VSOE of fair value of Recurring Maintenance Services over the period during which such services are performed and the residual amount of arrangement consideration upon completion of the software training services.
Paragraph 12 of SOP 97-2 states, in part, “If sufficient vendor-specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered.”
A third interpretation of paragraph 12 of SOP 97-2 may lead to a conclusion that all revenue should be deferred until completion of the Recurring Maintenance Services. The basis for such a conclusion may be that the Hardware Maintenance Services and Software Support services are separate elements (i.e., not one element). Since, the company will be unable to establish VSOE of fair value of the software support services because it never sells such services without hardware maintenance services, the company will be precluded from applying the residual method because PCS is never the only undelivered element as required under paragraph 12 of SOP 97-2.
5. IMPACT ON A SAMPLE TRANSACTION
In the white paper the company used a sample transaction to illustrate the application of the revenue recognition policy described in the white paper to its transactions. The sample transaction is a lease transaction with a 60 month term for Recurring maintenance Services. As illustrated in more detail on page 29 of the white paper, the company concluded that revenues related to the sample transaction should be recognized as shown on Appendix A of this supplement to the white paper. The following narrative should be read in conjunction with Appendix A.

The following discussion describes the impact of changing certain conclusions the company reached in its white paper on the sample transaction used in the white paper. The discussions below also utilize a variation of the sample transaction to describe the effect of outliers on revenue recognition. In such variation all the facts of the sample transaction remain the same with the exception that the stated monthly recurring maintenance charge of $1,195 is assumed to fall outside the reasonable range of prices which the company considers to be VSOE of fair value for recurring maintenance services. Such range is assumed to have a midpoint of $1,625 per month and the lower and upper limits of the range is $1,300 per month and $1,950 per month, respectively. Further, it is assumed that if the company utilizes the KPMG threshold to establish VSOE the lower and upper limits of the range will be $1,381 per month and $1,869 per month, respectively.
SAB Topic 13(same as white paper- page 29)
As described above, the company concluded that the application of SAB Topic 13 would not change revenue recognition from the application of SOP 97-2 as proposed in the white paper assuming that in applying SAB Topic 13 one concludes there are 2 units of accounting. In such case both the SOP 97-2 model and the SAB Topic 13 model result in the one time revenues recognized as the software training services are delivered and the recurring revenues recognized ratably over the Recurring Maintenance Service period.
Scenario 1 – No VSOE of fair value for Recurring Maintenance Services
If the company was to apply the revenue recognition policy proposed in the white paper but was unable to establish VSOE for its Recurring Maintenance Services the revenue of $31,319 related to the one-time sales that under the proposed model would be recognized over the 60-90 day training services period, would be combined with the $71,700 Recurring Maintenance Services revenue and recognized over the 60-month period on a straight-line basis (i.e., $1,717 per month). Additionally the financing income of $6,294 would not be recognized using the effective interest rate method but rather the straight-line method.
NOTE: On the other hand, if the company were to apply the SAB Topic 13 model proposed in this document and was unable to establish VSOE of fair value for its Recurring Maintenance Services the timing of revenue recognition will be the same as described in the white paper because the company believes that it has reliable and objective evidence of fair value as required under EITF 00-21.
Scenario 2 – One-Time Revenues and Recurring Maintenance Services treated as a single combined unit of accounting
On pages 9 — 11 the company discusses an interpretation of paragraph 9 of EITF 00-21 in which the One-Time Revenue element, which includes software, does not qualify as a separate unit of accounting because the software cannot be resold by a customer nor can it be obtained from another vendor. Under this interpretation, One-Time Revenues and recurring maintenance Services would be treated as a single combined unit of accounting and revenue would be recognized on a straight-line basis over the contractual period of the arrangement.

Scenario 3 – No Renewal Rate
Since the company has been able to establish VSOE of fair value for Recurring Maintenance Services through an analysis of separate sales, the impact of not having a substantive renewal rate in our pre-October 2004 arrangements will result in deferral of a portion of the one-time sales revenues for transactions in which the Recurring Maintenance Service fee is priced below the reasonable range of prices that are considered to be VSOE of fair value. The sample transaction included in the white paper had sales prices (as a percentage of median sales prices) that fell within the range established by management to determine VSOE of fair value. To illustrate the impact of outlier transactions, the company has assumed that the midpoint of the range was $1,625 per month and the lower and upper limit of the range were $1,300 per month and $1,950 per month, respectively. Therefore the company will be required to defer an amount equal to $105 per month (i.e., the difference between the stated monthly price of $1,195 and the lower limit of the reasonable range of $1,300) or an aggregate of $6,300 ($105 multiplied by 60 months) from the one-time sales elements. This amount would be recognized ratably over the Recurring Maintenance Services period.
Scenario 4 – KPMG Threshold
The threshold described in the second edition of the KPMG Publication is more restrictive than the threshold established by the company. If the company were to follow the more restrictive guidance in the KPMG publication it will still be able to establish VSOE of fair value. However, a greater number of transactions in which the stated price for Recurring Maintenance Services falls outside the reasonable range that is considered VSOE of fair value will exist. Therefore, there will be a greater number of transactions in which the company will be required to defer a portion of the one-time sales revenues over the Recurring Maintenance Services period. The sample transaction included in the white paper had sales prices (as a percentage of median sales prices) that fell within the range established by management to determine VSOE of fair value. To illustrate the impact of outlier transactions, the company has assumed that the midpoint of the range was $1,625 per month and the lower and upper limit of the range were $1,381 per month and $1,869 per month, respectively. Therefore the company will be required to defer an amount equal to $186 per month (i.e., the difference between the stated monthly price of $1,195 and the lower limit of the reasonable range of $1,381) or an aggregate of $11,160 ($186 multiplied by 60 months) from the one-time sales elements. This amount would be recognized ratably over the Recurring Maintenance Services period.
Scenario 5 – Outliers at Midpoint
For transactions with sales prices (as a percentage of list price) that fall outside the reasonable range of prices (as a percentage of list prices), deferring revenue to the midpoint of the reasonable range instead of the lower limit of the range would cause more revenue to be deferred. The impact would be that additional revenue, that previously would have been recognized during the initial 90 day period, would be deferred over the Recurring Maintenance Services period. The sample transaction included in the white paper had sales prices (as a percentage of median sales prices) that fell within the range established by management to determine VSOE of fair value. To illustrate the impact of outlier transactions, the company has assumed that the midpoint of the range was $1,625 per month and the lower and upper limit of the range were $1,381 per month and $1,869 per month, respectively. Therefore the company will be required to defer an amount equal to $430 per month (i.e., the difference between the stated monthly price of $1,195 and the midpoint of the reasonable range of $1,625) or an aggregate of $25,800 ($430 multiplied by 60 months) from the one-time sales elements. This amount would be recognized ratably over the Recurring Maintenance Services period.
Paragraph 12 of SOP 97-2
Scenario 6
As discussed previously, an alternative interpretation of paragraph 12 of SOP 97-2 could result in (1) the one-times sales revenue being recorded upon completion of the software training services, instead of over the period in which training services are performed; or
Scenario 7
(2) all revenue, except amounts allocated to leased hardware, being deferred until the end of the Recurring Maintenance Service period.
6. OVERALL IMPACT
The scenarios discussed above which resulted in the greatest deferral of revenues were Scenarios 1 and 2 which resulted in One-Time Revenues deferred over the period in which Recurring Maintenance Services are performed and Scenario 7 which resulted in revenues deferred until the end of the period in which all Recurring Maintenance Services are performed. The latter scenario would result in services not being recorded in proportion with the performance of each act, as discussed on page 12. Scenarios 1, 2 and 7 all result in a revenue recognition policy that does not represent the earnings process and economic substance of the company’s transactions. The impact of Scenario 7 has not been estimated by the company. Other scenarios which result in long-term deferral of a portion of One-Time Revenues were Scenarios 3,4 and 5 which defer a portion of one-time revenues because a number of sales prices for Recurring Maintenance Services fall outside the range used to establish VSOE of fair value for Recurring Maintenance Services.
The company has preliminarily estimated the impact of Scenarios 1 and 2 which results in the deferral of One-Time Revenues because VSOE of fair value would not exist for Recurring Maintenance Services. The preliminary estimates listed in Appendix B were prepared based on each year’s One-Time Revenues for lease transactions and cash sales. The fair value of the hardware lease element was estimated using the same fair value estimated in the white paper. The preliminary estimates presented in Appendix B represent a larger potential adjustment than would be expected in most other scenarios because all One-Time Revenues (except the hardware lease element) are being deferred and recognized ratably over the period in which Recurring Maintenance Services are performed (12 months for 2001 – 2004 and 60 months for 2005).

Scenarios 3, 4, 5 and 6 would result in a lesser adjustment because not all of the One-Time revenues would be deferred.

Appendix A
Comparison of Revenue Recognition for a Sample Transaction under Various Alternatives

White
Paper
Alternatives	Page 29	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5	Scenario 6	Scenario 7
Accounting Model	SOP 97-2	SOP 97-2	SAB Topic 13	SOP 97-2	SOP 97-2	SOP 97-2	SOP 97-2	SOP 97-2
(SAB Topic 13)
Reliable and objective evidence of fair value for RMS	Yes	NA	Yes	NA	NA	NA	NA	NA

VSOE of fair value for Recurring Maintenance Services (RMS)	Yes	No	NA	Yes	Yes	Yes	No	No
VSOE determined by substantive renewal rate	No	No	NA	No	No	No	No	No
VSOE determined by White Paper separate sales analysis	Yes	No	NA	Yes	No	Yes	No	No
VSOE determined by KPMG publication separate sales analysis	No	No	NA	No	Yes	No	No	No

Outliers transactions adjusted to outer limit of range	NA-In range	NA	NA-In range	Yes	Yes	No	NA	NA
Outlier transactions adjusted to midpoint of range	NA-In range	NA	NA-In range	No	No	Yes	NA	NA

Residual method applied	Yes	No	No	Yes	Yes	Yes	Yes	No

Hardware maintenance and software support are separate elements	No	No	No	No	No	No	No	Yes

Unit of Accounting
SFAS 13 Elements
Hardware — Recognized at lease commencement	$33,913	$33,913	$33,913	$33,913	$33,913	$33,913	$33,913	$33,913
Financing income — Recognized using effective interest rate method over 60 month lease term	$6,954	$6,954	$6,954	$6,954	$6,954	$6,954	$6,954	$6,954
Non-SFAS 13 Elements:
Software	$0	$0	$0	$0	$0	$0	$0	$0
Hardware installation services	$0	$0	$0	$0	$0	$0	$0	$0
Software training services
Recognized over 60-90 day training period	$31,319	$0	$0	$25,019	$20,159	$5,519	$0	$0
Recognized at end of training period	$0	$0	$0	$0	$0	$0	$31,319	$0
Recognized straight-line over the 60-month maintenance period	$0	$31,319	$0	$6,300	$11,160	$25,800	$0	$0
Recognized straight-line over the contractual period, which includes the software training period	$0	$0	$31,319	$0	$0	$0	$0	$0
Recognized at end of the 60-month maintenance period	$0	$0	$0	$0	$0	$0	$0	$31,319
Financing income
Recognized using effective interest rate method over 60 month lease term	$6,294	$0	$0	$6,294	$6,294	$6,294	$6,294	$0
Recognized straight-line over 60-month maintenance period	$0	$6,294	$6,294	$0	$0	$0	$0	$6,294
Recurring Maintenance Services — $1,195/mo
Recognized straight-line over 60 month maintenance period	$71,700	$71,700	$0	$71,700	$71,700	$71,700	$71,700	$0
Recognized straight-line over the contractual period, which includes the software training period	$0	$0	$71,700	$0	$0	$0	$0	$0
Recognized at end of 60 month maintenance period	$0	$0	$0	$0	$0	$0	$0	$71,700

Total Arrangement Consideration	$150,180	$150,180	$150,180	$150,180	$150,180	$150,180	$150,180	$150,180

Appendix B
Preliminary Estimate of the Revenue Recognition
Impact of Scenario 1
(Dollars in thousands)

	From 11-21-05 White Paper			(1)
	A	B	C	D	E=D-C	F=B+E	G=(F-A)/A
				Preliminary		Preliminary
				Estimate of		Estimate of	%
		Preliminary	Preliminary	Increase	Preliminary	Proposed	Increase
	As	Estimate of	Estimate of	(Decrease)	Estimate of	Model	(Decrease)
	Originally	Proposed	Increase	without	Incremental	without	from
	Reported	Model	(Decrease)	VSOE	Adjustment	VSOE	Original
Fiscal Year Ended 9/30/00	$954,687	$955,161	$474	$1,714	$1,240	$956,401	0.2%
Fiscal Year Ended 9/30/01	$1,004,012	$1,003,189	($823)	$2,895	$3,718	$1,006,907	0.3%
Fiscal Year Ended 9/30/02	$992,383	$992,319	($64)	$7,364	$7,428	$999,747	0.7%
Quarter Ended 12/31/02	$246,648	$250,494	$3,846	($4,308)	($8,154)	$242,340	-1.7%
Quarter Ended 3/31/03	$255,099	$254,173	($926)	($2,844)	($1,918)	$252,255	-1.1%
Quarter Ended 6/30/03	$250,405	$251,056	$651	$1,338	$687	$251,743	0.5%
Quarter Ended 9/30/03	$256,093	$256,096	$3	$547	$544	$256,640	0.2%
Fiscal Year Ended 9/30/03	$1,008,245	$1,011,819	$3,574	($5,267)	($8,841)	$1,002,978	-0.5%
Quarter Ended 12/31/03	$248,403	$253,145	$4,742	$5,392	$650	$253,795	2.2%
Quarter Ended 3/31/04	$249,492	$251,132	$1,640	$5,204	$3,564	$254,696	2.1%
Quarter Ended 6/30/04	$242,830	$242,922	$92	$8,769	$8,677	$251,599	3.6%
Quarter Ended 9/30/04	$241,516	$242,368	$852	$9,038	$8,186	$250,554	3.7%
Fiscal Year Ended 9/30/04	$982,241	$989,567	$7,326	$28,403	$21,077	$1,010,644	2.9%
Quarter Ended 12/31/04	$239,322	$237,470	($1,852)	$4,279	$6,131	$243,601	1.8%
Quarter Ended 3/31/05	$250,615	$243,612	($7,003)	($2,347)	$4,656	$248,268	-0.9%
Quarter Ended 6/30/05	$246,525	$244,964	($1,561)	($545)	$1,016	$245,980	-0.2%
Quarter Ended 9/30/05	$245,592	$242,952	($2,640)	($5,707)	($3,067)	$239,885	-2.3%
Fiscal Year Ended 9/30/05	$982,054	$968,998	($13,056)	($4,320)	$8,736	$977,734	-0.4%

(1) The preliminary estimates presented above are not final and are subject to change.
The company has preliminarily estimated the impact of Scenario 1 from page 18 of the supplement to the white paper which results in the deferral of One-Time Revenues because VSOE of fair value would not exist for Recurring Maintenance Services. The preliminary estimates listed above were prepared based on each year’s One-Time Revenues for lease transactions and cash sales. The fair value of the hardware lease element was estimated using the same fair value estimated in the white paper. The preliminary estimates presented represent a larger potential adjustment than would be expected in most other scenarios because all One-Time Revenues (except the hardware lease element) are being deferred and recognized ratably over the period in which Recurring Maintenance Services are performed (12 months for 2001 – 2004 and 60 months for 2005). Scenarios 3, 4, 5 and 6 would result in a lesser adjustment because not all of the One-Time Revenues would be deferred over the maintenance period.